GREEN ENVIROTECH HOLDINGS CORP.
503 Claus Rd.
P.O. Box 692
Riverbank, CA 95367
(209) 863-9000

July 22, 2011

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Green EnviroTech Holdings Corp. Registration Statement on Form S-1 Filed July 8, 2011 File No. 333-175422

Dear Sir or Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Green EnviroTech Holdings Corp. (the “Company”) hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s Registration Statement on Form S-1 (Registration No. 333-175422), together with all exhibits thereto (collectively, the “Registration Statement”). The Company is requesting withdrawal of the Registration Statement to enable the Company to pursue financing options. No securities were sold pursuant to the Registration Statement.

Questions concerning this application for withdrawal may be directed to the Company’s legal counsel, Andrea Cataneo of Sichenzia Ross Friedman Ference LLP, at (212) 930-9700.

Thank you for your assistance in this matter.

Sincerely,

GREEN ENVIROTECH HOLDINGS CORP.

By:	/s/ Gary DeLaurentiis
Gary DeLaurentiis
Chief Executive Officer